SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Press release regarding the Company’s unaudited
consolidated financial results for the three (3) months
ended March 31, 2016;
2. Appointment by the Audit Committee of Sycip Gorres
Velayo & Company as the Company’s external auditors for
2016; and
3. Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock
and Series JJ 10% Cumulative Convertible Preferred
Stock.

May 3, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2016.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 3, 2016

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2016.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,816 As of March 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 3, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

[graphic]Press Release

CORE INCOME WITHIN GUIDANCE, DIGITAL PIVOT UNDERWAY

1Q2016 CORE NET INCOME AT Php7.2 BILLION IN LINE WITH FULL YEAR GUIDANCE
1Q2016 REPORTED NET INCOME AT Php6.2 BILLION

CONSOLIDATED REVENUES UP 1% AT Php42.8 BILLION
CONSOLIDATED SERVICE REVENUES STABLE AT Php40.6 BILLION
TOTAL DATA AND BROADBAND REVENUES AT Php13.7 BILLION, UP 22%
MOBILE INTERNET REVENUES UP 38%

CONSOLIDATED EBITDA LOWER BY 14% AT Php16.6 BILLION
EBITDA MARGIN AT 41%

PLDT GROUP SUBSCRIBER BASE AT 72.1 MILLION
WIRELESS SUBSCRIBER BASE AT 68.4 MILLION
TOTAL BROADBAND SUBSCRIBERS 5.3 MILLION

MANILA, Philippines, 3rd May 2016 – PLDT, Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first three (3) months of 2016 with Consolidated Core Net Income, before exceptional items, at Php7.2 billion, Php2.1 billion lower than the amount recorded for the same period in 2015, and in line with the core income guidance of Php28 billion for the full year 2016. The reduction from prior year was due largely to lower EBITDA reflecting higher product subsidies, higher depreciation, and higher financing costs.

Reported Net Income, after including exceptional transactions for the period, declined 34% to Php6.2 billion – the result of a reduction in Core Income and a rise in impairment charges related to the investment in Rocket Internet, offset in part by a rise in net foreign exchange gains.

Consolidated revenues for the period were up by 1% at Php42.8 billion. Consolidated service revenues were stable at Php40.6 billion. Broadband, corporate data and data center revenues rose by Php2.5 billion or 22%; revenues from legacy businesses – cellular domestic voice, SMS, and international and national long distance (ILD/NLD) – dropped by Php2.5 billion, negating largely the gains in data revenues.

This revenue mix reflects the changing nature of PLDT as it shifts from legacy to digital.
Excluding revenues from international and national distance (ILD/NLD) amounting to Php4.4 billion, consolidated service revenues rose by 3% year-on-year to Php36.2 billion.

Excluding ILD and NLD, revenues from data, broadband and digital services comprised 38% of these revenues, up from 32% a year ago. This shift has been led by the fixed line business, with 66% of its revenues now coming from data and digital services. The wireless business has followed suit and increased the share of data and digital services to 25% from 20% in 2015. Mobile Internet revenues set the pace, surging 38% to Php3.1 billion on the back of enhanced data service packages and compelling video and other digital service offers.

EBITDA and profitability continued to be affected by the shift in revenue mix from legacy and traditional businesses to data, and intense competition, particularly in the prepaid mobile business.

EBITDA margin for the period was at 41%, compared to the full year 2015 rate of 43%. Consolidated EBITDA declined 14% to Php16.6 billion due to higher product subsidy and content costs, higher provisions and cash opex.

Consolidated cash and cash equivalents and short-term investments at end-March 2016 rose to Php48.5 billion from Php47.9 billion at end-2015.

As of end-March 2016, the Group’s consolidated net debt and net debt to EBITDA were higher at U.S.$2.5 billion and 1.68x from end-2015, respectively. Gross debt stood at U.S.$3.5 billion, 39% of which is U.S. $ denominated. Taking into account our U.S.$ cash holdings and hedges, only 13% of total debt is unhedged. The Group’s debt maturities continue to be well spread out, with over 60% of total debt due beyond 2018. Maturing U.S. dollar loans, including the U.S.$228 million dollar bonds due in 2017, will be refinanced mainly in Philippine pesos. PLDT’s investment grade ratings remain unchanged from year-end 2015.

Capital expenditures

Consolidated capital expenditures for the first quarter amounted to Php14.6 billion, more than four times the capex for the same period in 2015. Capex in this quarter was used to further increase the coverage, speed, capacity and reliability of PLDT’s fiber and DSL and Smart’s mobile networks. Specific activities included the following:

Continued expansion of 3G and 4G access networks

Integration of Smart and Sun mobile networks to improve coverage and service quality for subscribers of both brands by anywhere from 50 to 100%

Further deployment of fiber-to-the-home service and enhancement of DSL service

Increased reach and capacity of the Group’s fiber backbone network to support both fixed and mobile networks

Strengthened network resiliency and redundancy

Increased capacity of international fiber cable links and enlarged local caching of popular international internet content to improve customer experience

In April 2016, Smart introduced in the popular resort island of Boracay LTE-Advanced (LTE-A) which offers peak data speeds of over 200 Mbps. The next step in the development of Fourth Generation mobile technology, LTE-A (also known as 4.5G) will raise the level of Internet service in the country.

“Our significantly higher capex in the first quarter of 2016 underscores the seriousness of our efforts to strengthen our fixed and mobile networks as the first leg, indeed, the foundation of our digital pivot. Our subscribers will progressively feel the impact of this network transformation over the next several quarters. But this early, various network improvements are already enabling us to grow our data revenues more rapidly, and to position PLDT as the communications company uniquely positioned to give customers the total digital experience,” said Manuel V. Pangilinan, Chairman and CEO of PLDT and Smart Communications.

Digital Devices

The second leg of this digital pivot involves the propagation of more digital devices.
Both PLDT and Smart have been promoting the adoption among its subscribers of web-connected devices in order to accelerate the shift from legacy to digital.

PLDT has deployed a growing array of web-connected devices for the home – such as its home security device FamCam; Telpad, a tablet that serves as the hub of digital services for the home; and TVolution Stick (in partnership with Microsoft), a device that turns TV sets into personal computers. In the first quarter of 2016 alone, revenues derived from the sale of these devices have reached about Php700 million – and are likely to exceed Php 2.0 billion for 2016.

Aside from its attractive smartphone offers for postpaid subscribers, Smart launched two compelling promos for prepaid subscribers – a MyPhone my28S with a Smart Prepaid SIM that comes with free 100MB of monthly data and load rebates, and the Smart Bro 4G Pocket WiFi – both devices for only Php888. Both offers have been received warmly by the market.

In this effort to populate its network with digital devices, Smart proactively raised the level of subsidy for these devices. Hence, the elevated subsidy costs recognized for the quarter.

As a result of these initiatives, smartphone penetration in the subscriber base of PLDT’s wireless subsidiaries is now at 45% compared with 30% last year. In addition, the percentage of paying data users has grown from about one-third last year to around 50% of smartphone owners this year.

Digital services and platforms

The third leg of this digital pivot is comprised of the highly differentiated services and platforms running on devices in PLDT’s fixed and mobile networks.

The Consumer Group has combined data connectivity with a growing array of compelling services for PLDT Home and Smart and Sun mobile subscribers under the themes of Entertainment Everywhere, Convenience Everywhere and Peace of Mind. The Group now offers, for example, the widest choice of video material available through all the windows of content – linear IPTV as in the case of Cignal TV, catch up TV in the case of Fox and video on demand as offered by iflix. These services are available at home and on mobile.

This approach has enabled the Consumer Group to grow its combined revenues slightly to Php26.6 billion, as strong gains in mobile Internet, fixed line data and wireless broadband plus fixed line voice more than compensated for declines in SMS, wireless voice and other revenues.

Revenues of the Enterprise Group on the other hand increased by 10% to Php7.6 billion also by combining connectivity and enterprise digital services. Fixed line data revenues rose by 17%, while other services grew by 41% and mobile internet revenues doubled.

While the growth of enterprise fixed and wireless services are solid, digital and IT solutions are setting the pace. These include Data Center, Big Data, Cloud and mobility solutions like MarketBuilder, the country’s first mobile application that enables small and medium businesses to reach out to their customers using dynamic profiling through geo-fencing or location-based marketing. This feature enables entrepreneurs to target a specific group of potential customers depending on their predicted proximity to a store.

“Digital innovations such as these are significant not only for PLDT but also for business and industry in general. The growing acceptance of digital services coupled with data connectivity are boosting the efficiency, effectiveness and competitiveness of Philippine companies – large and small,” said Ernesto R. Alberto, PLDT Executive Vice President and Head of the Enterprise Group.

In addition, the breakthrough digital services and platforms of Voyager Innovation and its recent spin-offs PayMaya Philippines (formerly Smart eMoney, Inc.) and FINTQ have gained traction.

PayMaya has taken the lead in the country’s fast-growing mobile money business with a throughput of Php29 billion in the first quarter. Its prepaid mobile wallet, PayMaya, posted a 79% increase in users, making it the No. 1 financial app in Google Play Store in the country. Smart Padala, PayMaya’s mobile money transfer service posted a 52% increase in revenues.

FINTQ’s LANDBANK Mobile Loansaver, the Philippines’ first fully electronic salary loan service which was initially offered to government employees, continued to grow robustly. A collaboration with the LANDBANK, the paperless service processed and released salary loans amounting to more than Php1.9 billion in the first three (3) months of 2016. In March 2016, the LANDBANK announced that it is expanding the loan facility to cover salary loans for private sector employees, loans for small and medium enterprises, farmers and fishermen, and, overseas Filipinos.

Meantime, Lendr, the country’s first fully digital, end-to-end consumer loans marketplace, went live in March 2016 with China Bank Savings (CBS) as its inaugural partner initially offering automotive loans. Several other partner banks and financial institutions have also signed up and will soon offer auto, home, salary and other loans to their customers via the platform.

“We’ve turned our advantage of being the first mover in this fast-moving market into a dominant position in the mobile money space. We are gaining more momentum as industry adoption picks up,” said Orlando B. Vea, President and CEO of Voyager.

Fixed line and wireless

PLDT’s fixed line business continued its steady upward movement, raising revenues by 8% in the first quarter to Php15.4 billion. Data and broadband and domestic voice grew strongly, overcoming declines in international and national long distance. Data and broadband increased its share of total fixed line revenues to 59% from 56% in Q12015.

The wireless businesses of Smart and Digital Mobile Philippines posted revenues of Php26.7 billion, 4% lower year on year. Revenues of mobile data, broadband and digital services increased 23% to Php6.2 billion. However, SMS, cellular domestic voice and other revenues went down 8% to Php18.2 billion while cellular voice international fell 23% to Php2.3 billion. Data, broadband and digital services now account for 23% of wireless revenues, up from 18% a year earlier.

The total subscriber count of the PLDT Group amounted to 72.1 million, with cellular and wireless broadband subscribers accounting for 68.4 million, down by only 0.6% from year-end 2015. Fixed line subscribers grew by 2% from year-end 2015 to 2.3 million, inclusive of fixed broadband subscribers of 1.3 million.

The Transition

The shift to data is evident in both fixed and wireless businesses, but the transition in the former started much earlier, in the early 2000s. The tipping point came in 2011-2012, when the fixed line business started on its current growth path, riding on the steady growth of consumer and enterprise data and broadband which crossed the 50%-mark in its share of total fixed revenues in 2013.

“A similar transition process is now underway in wireless, which is likely to be more rapid because of the fast-growing digital ecosystem in the mobile space where more and more compelling services such as social media, digital messaging, entertainment, news and information, payments and financial services are being accessed via mobile devices,” said Ariel P. Fermin, PLDT Executive Vice President and Head of the Consumer Group.

“We are accelerating that transition by assembling best-in-class digital services through partnerships and internal innovation, promoting the adoption of smart phones, and combining the reach and power of fixed line and mobile services to deliver the best and most complete digital experience,” he added.

Conclusion

“Our results for the first quarter confirm our view that the digital pivot will be a difficult and complicated process,” Pangilinan said.

“That said, PLDT has posted strong gains in data, broadband and digital services, compensating in large part for the continued declines in long distance and SMS revenues. But competition remains intense and the shift to lower-margin revenues continues. We are thus maintaining our guidance for Full Year Core Earnings at Php28.0 billion,” he added.

“Our experience in the fixed line business shows how growth can be restored by progressively building up our data and broadband revenues to critical mass. We aim to achieve that same critical mass in the wireless business by accelerating data adoption and usage, even at the price of renewed deceleration of our legacy revenues.

“To that end, we are investing heavily in our network to deliver the best quality service. We are working to make it much easier for our customers to use our services. We are propagating smartphones and web-connected devices for the Home. We are tapping internal innovation and forging partnerships with global tech leaders to deliver compelling digital services. Finally, by combining the strengths of our fixed and mobile networks, and the resources of our Consumer and Enterprise Groups, PLDT is uniquely positioned to deliver B2B2C services, and thus become the truly digital telco of everything – not just a digital mobile service provider,“ Pangilinan concluded.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at March 31,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment	202,588	195,782
Investments in associates and joint ventures	49,454	48,703
Available-for-sale financial investments	14,126	15,711
Investment in debt securities and other long-term investments – net of current portion	942	952
Investment properties	1,825	1,825
Goodwill and intangible assets	71,908	72,117
Deferred income tax assets – net	22,011	21,941
Derivative financial assets – net of current portion	57	145
Prepayments – net of current portion	4,499	3,475
Advances and other noncurrent assets – net of current portion	3,020	3,003

Total Noncurrent Assets	370,430	363,654

Current Assets
Cash and cash equivalents	45,262	46,455
Short-term investments	3,228	1,429
Trade and other receivables	27,168	24,898
Inventories and supplies	5,704	4,614
Current portion of derivative financial assets	11	26
Current portion of investment in debt securities and other long-term investments	51	51
Current portion of prepayments	6,040	5,798
Current portion of advances and other noncurrent assets	8,208	8,170

Total Current Assets	95,672	91,441

TOTAL ASSETS	466,102	455,095

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,515	130,517
Retained earnings	82	6,195
Other comprehensive loss	(20,373)	(18,202)
Total Equity Attributable to Equity Holders of PLDT	105,322	113,608
Noncontrolling interests	281	290

TOTAL EQUITY	105,603	113,898

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at March 31,	As at December 31,
	2016	2015
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	130,974	143,982
Deferred income tax liabilities – net	3,599	3,704
Derivative financial liabilities – net of current portion	1,359	736
Customers’ deposits	2,423	2,430
Pension and other employee benefits	10,941	10,197
Deferred credits and other noncurrent liabilities	19,335	21,482

Total Noncurrent Liabilities	168,631	182,531

Current Liabilities
Accounts payable	60,098	52,679
Accrued expenses and other current liabilities	83,572	84,286
Current portion of interest-bearing financial liabilities	30,217	16,911
Provision for claims and assessments	897	897
Dividends payable	13,795	1,461
Current portion of derivative financial liabilities	338	306
Income tax payable	2,951	2,126

Total Current Liabilities	191,868	158,666
TOTAL LIABILITIES	360,499	341,197

TOTAL EQUITY AND LIABILITIES	466,102	455,095

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2016 and 2015
(in million pesos, except earnings per common share amounts which are in pesos)

	2016	2015
	(Unaudited)
REVENUES
Service revenues	40,598	40,548
Non-service revenues	2,181	2,005

	42,779	42,553

EXPENSES
Depreciation and amortization	7,158	6,896
Cost of sales	5,233	3,704
Compensation and employee benefits	5,231	4,981
Repairs and maintenance	3,671	3,667
Asset impairment	3,228	866
Interconnection costs	2,436	2,583
Professional and other contracted services	2,174	1,926
Selling and promotions	1,718	2,017
Rent	1,670	1,458
Taxes and licenses	1,322	1,051
Insurance and security services	463	460
Communication, training and travel	301	311
Amortization of intangible assets	272	268
Other expenses	309	247

	35,186	30,435

	7,593	12,118

OTHER INCOME
Foreign exchange gains – net	970	43
Equity share in net earnings of associates and joint ventures	637	653
Interest income	255	184
Gains (losses) on derivative financial instruments – net	(497)	30
Financing costs – net	(1,804)	(1,535)
Other income – net	1,808	763

	1,369	138

INCOME BEFORE INCOME TAX	8,962	12,256
PROVISION FOR INCOME TAX	2,729	2,858

NET INCOME	6,233	9,398
ATTRIBUTABLE TO:
Equity holders of PLDT	6,217	9,387
Noncontrolling interests	16	11

	6,233	9,398

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	28.71	43.38
Diluted	28.71	43.38

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

May 3, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 3, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,816 As of March 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 3, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 3, 2016:

1.	The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2016 by the Audit Committee in its meeting held on May 2, 2016;

2.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2015, which are sufficient to cover the total amount of dividends declared:

a.	12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2016, payable on June 15, 2016 to the holder of record on May 24, 2016.

b.	1.00 per outstanding share of the Company’s Series JJ 10% Cumulative Convertible Preferred Stock, for the annual period ending May 31, 2016, payable on June 30, 2016 to the holder of record on June 2, 2016.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 3, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 3, 2016